UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934

                                   ADECCO S.A.
                                ----------------
                                (Name of Issuer)

            REGISTERED AND BEARER SHARES, NOMINAL CHF 1.00 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                 --------------
                                 (CUSIP Number)

                               Dr. Andreas Jacobs
                                Jacobs Holding AG
                                 Seefeldquai 17
                                   8008 Zurich
                          Postal Address: P.O. CH-8034
                               Zurich, Switzerland
                                 +41 1 388 61 61
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 13, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

-------------------
CUSIP No. H0036T106
-------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Jacobs Holding AG (formerly known as KJ Jacobs AG)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
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3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
--------------------------------------------------------------------------------
NUMBER OF SHARES         7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              15,187,399
PERSON WITH
--------------------------------------------------------------------------------
                         8     SHARED VOTING POWER

--------------------------------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                               15,187,399
--------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,187,399
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

     This Schedule 13D (Amendment No. 8) is filed on behalf of Jacobs Holding AG (formerly known as KJ Jacobs AG) relating to the registered shares, CHF 1.00 each, (the "Shares") of Adecco S.A. (the "Issuer") to amend and supplement
Schedule 13D (Amendment No. 7) filed on October 1, 2004.

Item 1.   Security and Issuer

          No change.

Item 2.   Identity and Background

          (a) - (c), (f): The name of KJ Jacobs AG was changed to Jacobs Holding AG on April 11, 2005. Jacobs Holding AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Holding AG is Seefeldquai 17, 8008 Zurich Switzerland, and the postal address is P.O. Box, 8034 Zurich, Switzerland.

          (d)-(e): Neither Jacobs Holding AG nor the Jacobs Familienrat nor, to the best of their knowledge, any of the persons listed on Schedules A or B attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On September 13, 2005 Jacobs Holding AG repaid a loan made by Mr. Klaus J. Jacobs to Jacobs Holding AG by transferring 6,770,311 Shares to Mr. Klaus J. Jacobs. As of the date of the transfer, the principal amount of the loan amounted to CHF 405,000,000.--. The effective price per Share at which these Shares were transferred was CHF 59.82 and thus the total purchase price for all the Shares amounted to CHF 405,000,004.--.. The transaction was privately negotiated and the transfer did not take place on any stock exchange.

Item 4.   Purpose of Transaction

          Repayment of loan as described in Item 3 above.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) Jacobs Holding AG. As of the date of this amendment, Jacobs Holding AG beneficially owns 15,187,399 Shares, or 8.1% of the share capital of the Issuer. Jacobs Holding AG has sole voting power and sole dispositive power as to all such Shares.

          Directors and Officers of Jacobs Holding AG. No change.

          Directors and Officers of the Jacobs Familienrat. As of the date of this amendment and as a result of the transaction discussed in Item 3 above, Mr. Klaus J. Jacobs, the director of the Familienrat, owns 6,943,511 Shares, or 3.7 % of the share capital of the Issuer.

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

          (c) Except as discussed in Item 3 above, within the past 60 days, Jacobs Holding AG effected no transactions with regard to the Shares.

          Except as discussed in Item 3 above, within the past 60 days, there have been no transactions with regard to the Shares by any of the persons listed on Schedules A and Schedule B attached hereto.

          (d)  No change.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          No change.

Item 7.   Material to be Filed as Exhibits

          Not applicable.

                      [SIGNATURE APPEARS ON FOLLOWING PAGE]

                                      4/7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2005

                                               JACOBS HOLDING AG

                                               By: /s/ Andreas Jacobs
                                                  ------------------------------
                                                  Name:   Dr. Andreas Jacobs
                                                  Title:  Chairman of the Board

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

                                                                      SCHEDULE A

     The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Holding AG.

                                                             Principal Occupation or
                                                             Employment and the Name,
                                                             Principal Business and Address
                                                             of Organization in which such
Name                     Residence or Business Address       Employment is Conducted           Citizenship
-----------------------  -----------------------------       ------------------------------    -----------
Andreas Jacobs           Seefeldquai 17                      N/A                               German
(Chairman of the Board)  8034 Zurich
                         Switzerland

Rolando Benedick         Waldstrasse 16                      Chairman of the Board of Manor    Swiss
(Board member)           4144 Arlesheim                      AG and Chief Executive Officer
                         Switzerland                         of Manor AG (Retail)
                                                             Rebgasse 34
                                                             4058 Basel
                                                             Switzerland

Conrad Meyer             Hasenburg 2                         Full Professor                    Swiss
(Board member)           8627 Gruningen                      Zurich University
                         Switzerland                         Plattenstrasse 14
                                                             8032 Zurich
                                                             Switzerland

Markus Fiechter          Seefeldquai 17                      CEO, Jacobs Holding AG            Swiss
                         8034 Zurich
                         Switzerland

Daniel Pfister           Seefeldquai 17                      CFO, Jacobs Holding AG            Swiss
                         8034 Zurich
                         Switzerland

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

                                                                      SCHEDULE B

     The following table sets forth the name, present principal occupation or employment of the president, and if applicable, each director and each executive officer of the Jacobs Familienrat. Currently, Klaus J. Jacobs serves as the president of the Jacobs Familienrat. There are no directors or executive officers.

                                                             Principal Occupation or
                                                             Employment and the Name,
                                                             Principal Business and Address
                                                             of Organization in which such
Name                     Residence or Business Address       Employment is Conducted           Citizenship
-----------------------  -----------------------------       ------------------------------    -----------
Klaus J. Jacobs          Newsells ParkBarkway                N/A                               Swiss
(President)              Royston

                         SG8 8 DA
                         United Kingdom

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